SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: July 1, 2004	By:/s/ Nancy C. Gardner

8 June 2004.      Reuters Updates Market On May Sales Performance

London – At an investment conference in London today, Reuters Group Chief Executive Tom Glocer announced positive sales for the month of May and good progress on renewing and simplifying the company’s product line.

Tom Glocer said that new sales* exceeded cancellations for the month of May, for the first time since May 2001. However, he stressed that a more important milestone would be the first positive quarter and confirmed that there is no change to Reuters second quarter recurring revenue guidance of a decline of 6 – 6.5%.

At the conference, Tom Glocer also announced good progress on revitalising Reuters product line, a key component of its Fast Forward business transformation.

Following a disciplined sales campaign and a series of product enhancements, Reuters Treasury business has responded well to recent competitive pressure. Around 250 new positions of Dealing have been installed so far this year, the first time the Dealing community has grown since 1998.

In Research and Asset Management, Reuters now has 7,000 paying customers using Reuters Knowledge, its new range of products for research analysts, fund managers and investment bankers. Reuters Knowledge for Investment Managers, built on the Multex technology acquired by Reuters last year, has been particularly well received by customers, with over 1,600 positions installed so far this year. To build on this success, Reuters has decided to migrate the version of Reuters Knowledge targeted at investment bankers to the same platform, and accelerate the simplification of its product line.

Tom Glocer said: “While not wanting to overplay the importance of a single month’s data, we were very pleased to see sales turn positive in May.”

Ends

Notes to editors

* There is an important timing difference between subscription sales and subscription (recurring) revenue. Reuters recognises a sale on receipt of an order from a customer. Revenue is recorded when a sold product is installed, a process which takes between one and three months.

Tom Glocer was speaking at the Merrill Lynch TMT Conference in London. Copies of his presentation can be viewed at www.about.reuters.com

Contacts

Press

Susan Allsopp
Tel: +44 20 7542 8404
susan.allsopp@reuters.com

Investors

Miriam McKay
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

Steve Trowbridge
Tel: +44 20 7542 5177
steve.trowbridge@reuters.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

29 June 2004.      Ed Kozel

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

REUTERS GROUP PLC

2) Name of director

Mr Ed Kozel

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Ed Kozel

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Not applicable

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary sale of ADRs

7) Number of shares/amount of stock acquired

Not applicable

8) Percentage of issued class

Not applicable

9) Number of shares/amount of stock disposed

7,100 (42,600 shares)

10) Percentage of issued class

Not applicable

11) Class of security

ADRs

12) Price per share

$42.2985

13) Date of transaction

28 June 2004

14) Date company informed

29 June 2004

15) Total holding following this notification

4,150 ADRs (24,900 shares)

16) Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

Not applicable

18) Period during which or date on which exercisable

Not applicable

19) Total amount paid (if any) for grant of the option

Not applicable

20) Description of shares or debentures involved: class, number

Not applicable

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22) Total number of shares or debentures over which options held following this notification

Not applicable

23) Any additional information

Not applicable

24) Name of contact and telephone number for queries

Mrs Elizabeth Maclean    020 7542 6706

25) Name and signature of authorised company official responsible for making this notification

Mrs Elizabeth Maclean    020 7542 6706

Date of Notification – 29 June 2004

30 June 2004.      Ed Kozel

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

REUTERS GROUP PLC

2) Name of director

Mr Ed Kozel

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Ed Kozel

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Not applicable

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary sale of ADRs

7) Number of shares/amount of stock acquired

Not applicable

8) Percentage of issued class

Not applicable

9) Number of shares/amount of stock disposed

2,900 (17,400 shares)

10) Percentage of issued class

Not applicable

11) Class of security

ADRs

12) Price per share

$41.6482

13) Date of transaction

30 June 2004

14) Date company informed

30 June 2004

15) Total holding following this notification

1,250 ADRs (7,500 shares)

16) Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

Not applicable

18) Period during which or date on which exercisable

Not applicable

19) Total amount paid (if any) for grant of the option

Not applicable

20) Description of shares or debentures involved: class, number

Not applicable

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22) Total number of shares or debentures over which options held following this notification

Not applicable

23) Any additional information

Not applicable

24) Name of contact and telephone number for queries

Mrs Elizabeth Maclean    020 7542 6706

25) Name and signature of authorised company official responsible for making this notification

Mrs Elizabeth Maclean    020 7542 6706

Date of Notification – 30 June 2004